



18000975

ANNUAL AUDITED REPORT
**FORM X-17A-5
PART III**

SEC FILE NUMBER
8-67635



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2017__ AND ENDING __12/31/2017__

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spire Securities, LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

1840 Michael Faraday Drive, Suite 105

(No. and Street)

Reston	**VA**	**20190**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Brawley   (703) 657-6065

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group

(Name – *if individual, state last, first, middle name*)

10740 Parkridge Blvd	**Reston**	**VA**	**20191**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Stuart Brawley _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Spire Securities, LLC _____ , as

of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

Vice President-Director of Finance
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
Reston, Virginia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Spire Securities, LLC as of December 31, 2017, and the related statements of income, member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Spire Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Spire Securities, LLC's management. Our responsibility is to express an opinion on Spire Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spire Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The Schedule I - Computation of Net Capital, Schedule II - Computation for Determination of Reserve Requirements, and Schedule III - Information Relating to the Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Spire Securities, LLC's financial statements. The supplemental information is the responsibility of Spire Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I - Computation of Net Capital, Schedule II - Computation for Determination of Reserve Requirements, and Schedule III - Information Relating to the Possession or Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

We have served as Spire Securities, LLC's auditor since 2008.
Reston, Virginia
February 15, 2018

STATEMENT OF FINANCIAL CONDITION

SPIRE SECURITIES, LLC

		12/31/2017

ASSETS

CURRENT ASSETS

Cash and cash equivalents		$ 1,186,594
Prepaid expenses		106,872
Commissions receivable		263,727
Deposit held by FINRA		659
	TOTAL CURRENT ASSETS	1,557,852

OTHER ASSETS

Deposit held by clearing organization		180,001
		$ 1,737,853

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES

Commissions payable		$ 224,464
Accounts payable		812
	TOTAL CURRENT LIABILITIES	225,276
MEMBER'S EQUITY		1,512,577
		$ 1,737,853

See notes to financial statements.

STATEMENT OF INCOME

SPIRE SECURITIES, LLC

		For Year Ended December 31, 2017
INCOME		
Concession and commission income		$ 7,702,991
EXPENSES		
Commission expense		5,736,414
Management fees		920,688
Operating expense		552,652
		7,209,754
	OPERATING INCOME	493,237
NON-OPERATING INCOME		
Interest income		3,677
Interest expense		(1,437)
		2,240
	NET INCOME	$ 495,477

See notes to financial statements.

STATEMENT OF MEMBER'S EQUITY

SPIRE SECURITIES, LLC

	Member's Equity
BALANCE, DECEMBER 31, 2016	$ 1,017,100
Net income for the year ended December 31, 2017	495,477
Less: distributions to member	(0)
BALANCE, DECEMBER 31, 2017	$ 1,512,577

See notes to financial statements.

STATEMENT OF CASH FLOWS

SPIRE SECURITIES, LLC

	For Year Ended December 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 495,477
Effects of changes in operating accounts and accruals:	
Commissions and clearing receivable	(112,414)
Prepaid expenses	(14,770)
Deposit held by FINRA/Clearing Organizations	143
Accounts payable	747
Commission payable	51,724
NET CASH PROVIDED BY OPERATING ACTIVITIES	420,907
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distribution	0
NET INCREASE IN CASH	420,907
Cash, beginning of the year	765,687
CASH, END OF YEAR	$ 1,186,594
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 1,437
Cash paid for income taxes	$ 0

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2017

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Spire Securities, LLC (the Company), a wholly owned subsidiary of Spire Investment Partners, LLC (the Parent), is a securities brokerage firm providing securities brokerage and trading services to both individuals and institutional entities and also provides regulatory oversight to registered representatives for their investment advisory services. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through clearing organizations and their direct placement partners.

The Company qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred. A consolidated income tax return is filed with the Parent.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission revenue when earned rather than when received. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the year ended December 31, 2017 was $6,984,672.

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. However, with limited exceptions the tax records of the Company generally remain open for three years for federal income tax examination and four years for state income tax examination. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2017 that required disclosing or recognition.

NOTE C - CLEARING AGENTS

The Company has a clearing agreement with National Financial Services, LLC (NFS) as a clearing agent. Either party may terminate the agreement with 90 days written notice, NFS requires the Company to maintain net capital of $250,000 and an escrow deposit of $75,000, subject to change at the discretion of NFS.

The Company also has a clearing agreement with Pershing, LLC (Pershing) as a clearing agent. The agreement remains in effect unless either party terminates the agreement with 90 days written notice. Pershing requires the Company to maintain net capital of $250,000 and an escrow deposit of $100,000, subject to change at the discretion of Pershing.

The Company has a clearing agreement with the NSCC (National Securities Clearing Corporation/DTCC). This organization collects and remits to Spire Securities, mutual funds income and transactions data from the mutual fund companies directly. These are for commission trades not cleared through Pershing or National Financial Services. The NSCC requires a $5,000 escrow deposit. The NSCC does not have any Net Capital requirements.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2017.

NOTE E - RELATED PARTY TRANSACTIONS

Spire Wealth Management, LLC, a sister company, is paid management fees for providing all management services to the Company. In prior years, the Expense Sharing Agreement between Spire Securities, LLC and Spire Wealth, LLC allocates management fees based on the percentage of Spire Securities' gross revenues to total gross revenues of both entities. During the current year, the expense sharing agreement changed to a set rate per month for the entire year. The rate is determined at the beginning of each year based on estimated use of management services. As a result of these transactions and short-term loans between these related entities, Spire Wealth Management, LLC owed the Company $0 as of December 31, 2017.

Spire Securities, LLC and Spire Wealth Management, LLC are wholly owned subsidiaries of Spire Investment Partners, LLC.

NOTE F - OFFICE LEASE

The Company occupies space that is leased by the sister company. The company makes a fixed monthly payment, based upon estimated use at the beginning of the fiscal year, for office services. The rent component of office services expense for the years ended December 31, 2017 was $115,172.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

At December 31, 2017, the Company's aggregate indebtedness to net capital ratio was 0.1644 to 1 and the Company had net capital of $1,370,095, which was $1,270,095 in excess of its required net capital of $100,000

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTES TO FINANCIAL STATEMENTS

SPIRE SECURITIES, LLC

December 31, 2017

NOTE I - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2017 does not differ materially from the aggregate carrying values recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J – SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2017 through February 15, 2018 the date we issued these financial statements.

SUPPLEMENTARY FINANCIAL INFORMATION

SPIRE SECURITIES, LLC

RESTON, VIRGINIA

December 31, 2017

SCHEDULE I - COMPUTATION OF NET CAPITAL

SPIRE SECURITIES, LLC

	12/31/2017
Total member's equity	$ 1,512,577
Deduct: non-allowable assets	142,482
NET CAPITAL	$ 1,370,095

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2017.

See notes to financial statements

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.



CPAs AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Spire Securities, LLC
Reston, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Spire Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Spire Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) ("exemption provisions") and (2) Spire Securities, LLC stated that Spire Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Spire Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Spire Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

Reston, Virginia
February 15, 2018

10740 Parkridge Boulevard Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com



SPIRE
Securities

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

January 17, 2018

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to
SEA Rule 17a-5(d)(4):

Spire Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to
paragraph k(2)(ii) of SEA Rule 15cs-2, the Company is claiming an exemption from SEA
Rule 15c3-3 for the fiscal year ended December 31, 2017.

The Company has met the identified exemption provisions throughout the most recent
fiscal year without exception. The above statement is true and correct to the best of my
and the Company's knowledge.

Stuart Brawley
Vice President, Director of Finance

1840 Michael Faraday Drive, Suite 105 Reston, VA 20190
Phone: (703) 657-6060
Fax: (703-748-1372